082-02062

08001138

RECEIVED

2008 MAR 11 A 7:41

SUPPL

STINA RESOURCES LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED DECEMBER 31, 2007 AND 2006

PROCESSED

MAR 13 2008

THOMSON
FINANCIAL

Notice to Reader:

The attached financial statements have been prepared by the Management of Stina Resources Ltd. and have not been reviewed by the auditors of Stina Resources Ltd.

dlw 3/11

STINA RESOURCES LTD.

INTERIM CONSOLIDATED BALANCE SHEETS
(Unaudited)

	December 31, 2007 $	September 30, 2006 $
ASSETS		
CURRENT ASSETS		
Cash and equivalents	146,092	245,522
Accounts receivable	24,010	14,619
Prepaid expenses **(Note 7)**	8,878	3,878
Inventories **(Note 3)**	14,644	15,685
	193,624	279,704
EQUIPMENT (Note 4)	436	459
MINERAL INTEREST (Note 5)	1,263,334	1,247,033
	1,457,394	1,527,196
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable	111,362	137,326
Due to related parties **(Note 8)**	7,382	8,382
	118,744	145,708
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (Note 6)	4,534,955	4,534,955
CONTRIBUTED SURPLUS (Note 9)	214,547	214,547
DEFICIT	(3,410,852)	(3,368,014)
	1,338,650	1,381,488
	1,457,394	1,527,196

APPROVED ON BEHALF OF THE BOARD

signed: *"Edward Gresko"* **Director**

signed: *"Sidney Mann"* **Director**

- See Accompanying Notes -

STINA RESOURCES LTD.

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited)

THREE MONTHS ENDED DECEMBER 31, 2007 AND 2006

	2007 $	2006 $
SALES	17,177	13,908
COST OF GOODS SOLD (Schedule 1)	5,558	3,568
GROSS PROFIT	11,619	10,340
EXPENSES		
Operating expenses **(Schedule 2)**	20,807	20,374
Administration expenses **(Schedule 3)**	33,650	19,333
	(54,457)	(39,707)
NET LOSS	(42,838)	(29,367)
BALANCE, beginning of year	(3,368,014)	(3,183,386)
BALANCE, end of period	(3,410,852)	(3,212,753)
BASIC AND DILUTED LOSS PER SHARE	(0.004)	(0.002)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	11,828,467	12,004,858

- See Accompanying Notes -

STINA RESOURCES LTD.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

THREE MONTHS ENDED DECEMBER 31, 2007 AND 2006

	2007 $	2006 $
CASH FLOWS FROM (USED FOR) OPERATING ACTIVITIES		
Net loss	(42,838)	(29,367)
Add non-cash item:		
Amortization	23	29
	(42,815)	(29,338)
Net changes in other non-cash operating accounts		
Accounts receivable	(9,391)	867
Inventories	1,041	2,203
Prepaid expenses	(5,000)	-
Accounts payable	(17,086)	(6,693)
	(73,251)	(32,961)
INVESTING ACTIVITIES		
Exploration of mineral interests	(16,301)	(1,446)
Net cash flows used in investing activities	(16,301)	(1,446)
FINANCING ACTIVITIES		
Due to(from) related parties	(9,878)	(1,140)
Net cash flows from financing activities	(9,878)	(1,140)
(DECREASE) INCREASE IN CASH	(99,430)	(35,547)
CASH AND EQUIVALENTS, beginning of year	245,522	50,764
CASH AND EQUIVALENTS, end of period	146,092	15,217
Supplementary cash flow information		
Interest paid	-	-
Income taxes paid	-	-
	-	-

- See Accompanying Notes -

Schedule 1

STINA RESOURCES LTD.

INTERIM CONSOLIDATED SCHEDULES OF COST OF GOODS SOLD
(Unaudited)

THREE MONTHS ENDED DECEMBER 31, 2007 AND 2006

	2007 $	2006 $
OPENING INVENTORY	15,685	14,580
ADD:		
Purchases	-	480
Packaging	4,318	750
Duty, freight and brokerage	199	135
	4,517	1,365
LESS: ENDING INVENTORY	(14,644)	(12,377)
COST OF GOODS SOLD	5,558	3,568

Schedule 2

STINA RESOURCES LTD.

INTERIM CONSOLIDATED SCHEDULES OF OPERATING EXPENSES
(Unaudited)
NORTHERN SEA'S DIVISION

THREE MONTHS ENDED DECEMBER 31, 2007 AND 2006

	2007 $	2006 $
Accounting	37	67
Advertising and promotion	117	272
Office	2,369	1,695
Product and market development	-	350
Rent	6,551	6,252
Shipping and postage	1,208	1,078
Telephone	1,300	1,326
Wages, commissions and contract services	9,225	9,334
	20,807	20,374

Schedule 3

STINA RESOURCES LTD.

CONSOLIDATED SCHEDULES OF ADMINISTRATIVE EXPENSES

THREE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006

	2007 $	2006 $
Accounting, audit and legal	1,150	475
Amortization	23	29
Bank charges	267	150
Consulting fees	16,529	12,113
Exchange loss	487	11
Office and sundry	5,173	2,175
Transfer agent	1,065	1,732
Travel and promotion	8,956	2,648
	33,650	19,333

- See Accompanying Notes -

1. NATURE OF OPERATIONS

The Company's primary operation is mineral exploration and development. The Company is also engaged in the health food and supplement products industry. The Company's shares are traded on the TSX Venture Exchange (the "Exchange").

The Company is in the process of exploring and evaluating its mineral property option interest in Nevada, USA. The Company presently has no proven or probable reserves, and on the basis of information to date, has not yet determined whether its property option contains economically recoverable resources. The amounts recorded as mineral property option interest and deferred exploration represent costs incurred to date and do not necessarily represent present or future values. The recoverability of these amounts is dependent upon the existence of economically recoverable reserves, the ability of the Company to arrange appropriate financing to complete the acquisition and development of its mineral property option interest, and upon future profitable production or proceeds from disposition.

The Company has sustained operating losses since inception and has an operating deficit since inception totalling $3,410,852. These financial statements have been prepared on the going concern assumption, which contemplates that the Company will be able to realize the carrying value of its assets and discharge its liabilities in the normal course of business for the foreseeable future. Should the Company be unable to continue as a going concern, the basis of reporting the carrying values of assets may be adjusted.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Consolidation

These consolidated financial statement include the accounts and operations of the Company and the Company's wholly-owned subsidiary, Northern Seas Products Ltd. ("Northern Seas"). All intercompany balances and transfers have been eliminated upon consolidation.

b) Cash and cash equivalents

Cash equivalents include money market based investments and guaranteed investment certificates where maturity is less than ninety days and that may be liquidated at the Company's option without significant penalty.

c) Mineral property interests

Where specific exploration programs are planned and budgeted by management, mineral exploration costs are capitalized and carried at cost until the properties to which they relate are advanced to the development stage, placed into commercial production, sold, abandoned or determined by management to be impaired in value.

2. SIGNIFICANT ACCOUNTING POLICIES - CONT'D

c) Mineral property interests (cont'd)

Management evaluates the carrying value of each mineral property interest for impairment on a reporting period basis, or as events and changes in circumstances warrant, and makes a determination based on exploration activity and results, estimated future cash flows, and availability of funding as to whether carrying value has been impaired.

When future cash flows are not reasonably determinable, mineral interests are evaluated for impairment based on management's intentions and determination of the extent to which future exploration programs are warranted and likely to be funded.

Costs incurred for acquisition, including option payments under acquisition agreements, are capitalized until such time as the related interest is placed into production, sold, abandoned, or where management has determined that an impairment in value has occurred. For mineral property interests under option, the Company records only the costs incurred or committed in respect of work programs or amounts due in the reporting period for payment requirements necessary to maintain the options in good standing.

Proceeds of dispositions of partial mineral interest on properties are credited as a reduction of carrying costs. No profit is realized until all the related costs have been offset by disposition proceeds. If a property is placed into commercial production, accumulated costs to production will be amortized based on units of production.

d) Income taxes

The Company follows Canadian Institute of Chartered Accountants (CICA) Handbook Section 3465 in accounting for corporate income taxes. The guidance focuses on the amount of income taxes payable or receivable that will arise if an asset is realized or a liability is settled for is carrying amount. The resulting future income tax asset or liability is recorded based on substantially enacted income tax rates. In the case of unused tax losses, flow-through resource expenditures and pools, income tax reductions and certain items that have a tax basis but cannot be identified with an asset or liability on the balance sheet, the recognition of future income tax assets is determined by reference to the likely realization of such benefits at the balance sheet date.

e) Inventories

Inventories of raw materials and product for resale are recorded on a first in first out basis at the lower of cost and net realizable value.

f) Foreign exchange

Balance sheet items denominated in U.S. dollars are translated into Canadian dollars at exchange rates prevailing at the balance sheet date for monetary items and at exchange rates in effect at the transaction date for non-monetary items. Income statement items are translated at actual rates or average rates prevailing during the year.

Realized gains and losses from foreign currency transactions are charged to income in the period in which they occur.

2. SIGNIFICANT ACCOUNTING POLICIES - CONT'D

g) Administrative expenditures

Administrative expenditures are expensed in the year incurred.

h) Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure on contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of assets, useful lives for depreciation and amortization, inventory costing and the determination of the fair value of stock options granted. Financial results as determined by actual events could differ from those estimates.

i) Risk management

Credit and foreign currency risks are managed by policies developed by management. The Company is not currently exposed to significant risks of holding foreign currencies or credit concentration in trade receivables.

The Company is engaged in the mineral exploration field and manages related industry risk issues directly. The Company is at risk for environmental issues consistent with the mineral exploration and extraction industry and for fluctuations in commodity pricing. Management is of the opinion that the Company addresses environmental risk and compliance in accordance with industry standards and specific project environmental requirements.

j) Amortization and tangible capital property

Tangible capital property is recorded at costs. Amortization is provided at the following annual rates:

Office equipment	20% Declining balance
Laboratory equipment	20% Declining balance

k) Long-lived assets

The carrying values of long-lived assets with fixed or determinable lives are reviewed for impairment whenever events or changes in circumstances indicate the recoverable value may be less than the carrying amount. Recoverable value determinations are based on management's estimates of undiscounted future net cash flows expected to be recovered from specific assets or groups of assets through use or future disposition. Impairment charges are recorded in the period in which determination of impairment is made by management.

Assets with indefinite or indeterminable lives are not amortized and are reviewed for impairment on a reporting basis using fair value determinations by management's estimate of recoverable value. Assets held and available for sale or not in use are segregated and reported at lower of cost and recoverable amount.

2. SIGNIFICANT ACCOUNTING POLICIES - CONT'D

l) Revenue recognition

Revenue from product sales is recorded upon product shipment and when collection is reasonably assured.

m) Basic and diluted loss per share

The Company follows CICA Handbook section 3500, in calculating earnings (loss) per share.

The standard requires the use of the treasury stock method for computing diluted earnings (loss) per share, which assumes that any proceeds obtained upon exercise of options or warrants, would be used to purchase common shares at average market price during the period. Loss per share is calculated using the weighted average number of shares outstanding during the year.

Diluted loss per share is equal to Basic loss per share for all periods presented as the effect of all stock options and warrants outstanding have been excluded as they are anti-dilutive.

n) Financial Instruments

Effective October 1, 2006, the Company adopted CICA Handbook Sections 3855, financial instruments; Section 1530, comprehensive income and Section 3856, hedges: Section 3855 prescribes when a financial instrument is to be recognized on the balance sheet and at what amount. Under Section 3855 financial instruments must be classified into one of five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. All financial instruments, including derivatives, are measured at the balance sheet date at fair value except for loans and receivables, held-to-maturity investments, and other financial liabilities which are measured at amortized cost. The adoption of these policies has not had a significant impact on the financial statement disclosures.

The Company's financial instruments consist of cash and equivalents, short-term investments, accounts receivable, and accounts payable and accrued liabilities, amounts due to related parties and accrued liabilities. The fair value of these instruments approximates their carrying value.

Net smelter royalties, but-out options and similar future entitlements or commitments are not considered to have measurable value until such time as the mineral property interests to which they related have reached the development or mining feasibility state.

o) Asset retirement obligations

The Company follows CICA Handbook section 3110, relating to the recognition and disclosure of asset retirement obligations and associated asset retirement costs. Management has reviewed the anticipated obligations and retirement costs of long-lived assets for known obligations under contract, common practice, or laws and regulations in effect or anticipated and has determined that there are no known or likely material quantifiable obligations to be recorded to December 31, 2007. The Company is currently in the exploration stage on its Nevada mineral property interest and has not determined whether significant site reclamation or environmental remediation costs will be required. The Company records liability for site reclamation, when determinable, on a systematic accrual basis in the period in which such costs, if any, can be reasonably determined.

2. SIGNIFICANT ACCOUNTING POLICIES - CONT'D

p) Stock based compensation

The Company follows the accounting guidelines of the Canadian Institute of Chartered Accountants (CICA) Handbook section 3870, Stock-based Compensation and Other Stock-Based Payments.

Under the guidelines, all new or repriced stock-based awards are measured and recognized using the fair-value method. The standard also encourages the use of the fair-value method for all direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets.

q) Non-monetary transactions

All non-monetary transactions are measured at the fair value of the asset surrendered or the asset or services received, whichever is more reliable, unless the transactions lacks commercial substance. The commercial substance requirement is met when the future cash flows are expected to change significantly as a result of the transaction.

r) Related party transactions

All monetary transactions occurring with related parties in the normal course of operations are measured at the exchange value which is determined by management to approximate fair value. Non-monetary transactions in the normal course of operations that have commercial substance and do not involve the exchange of property or product held for sale are also measured at the exchange value. All other related party transactions are valued at the carrying value.

3. INVENTORIES

	December 31 2007 $	September 30 2007 $
Inventories consist of:		
Raw materials	1,927	2,135
Finished goods	12,717	13,550
	14,644	15,685

4. EQUIPMENT

	December 31, 2007 $			September 30, 2007 $
	Cost	Accumulated Amortization	Net	Net
Office equipment	3,179	2,967	212	223
Laboratory equipment	4,270	4,046	224	236
	7,449	7,013	436	459

5. MINERAL PROPERTY INTEREST

On April 25, 2005, Company entered into a property option agreement with Vanadium International Co. ("Vanadium") to purchase a 50% undivided interest in 19 mining claims (the Bisoni McKay Vanadium Property) covering 392.6 acres, located in Nye County, Nevada, USA. The optioned claims are subject to a 2.5% Net Smelter Royalty (NSR) payable to the vendor.

To earn its interest, the Company is required to make a series of cash payments totaling $250,000, issue 1,250,000 shares to Vanadium, as well as fund $700,000 of exploration activities, as follows:

Due	Cash payments		Common shares		Exploration Work	
Regulatory approval – June 3, 2005	$ 60,000	(paid)	-		$ -	
Within one year of approval	-		-		150,000	(completed)
Within two years of approval	90,000	(extended)	625,000	(issued)	200,000	(completed)
Within three years of approval	100,000		625,000		350,000	
	$250,000		1,250,000		$ 700,000	

The Company has received an extension from Vanadium to extend payment of the $90,000 option payment until June 30, 2008. During the period the Company paid $15,000 of this amount leaving $75,000 owing as at December 31, 2007 which has been included in accounts payable.

The Company also has the right to acquire the remaining 50% interest, subject to a 2.5% NSR, within five years of the agreement by paying US $2,000,000.

The Company staked an additional 18 claims in the area which are contiguous with the existing claims.

5. MINERAL PROPERTY INTEREST – CONT'D

During the period, mineral property exploration expenditures were incurred as follows:

Bisoni McKay Vanadium Property, Nevada, USA		Three Months Ended December 31, 2007	Year Ended September 30, 2007
Acquisition costs			
Balance, beginning of period		$ 647,797	$ 545,506
Incurred during the period	- Option payment, 625,000 shares	-	-
	- Accrual for option payment	-	90,000
	- Staking and claim costs	248	12,291
Balance, end of period		648,045	647,797
Exploration expenditures			
Balance, beginning of period		599,236	409,072
Drilling		-	62,983
Geological consulting		14,170	52,991
Assaying, transportation and field supplies		116	22,790
Metallurgical testing		-	33,461
Permits and bonds		-	10,478
Storage		1,767	7,461
Balance, end of period		615,289	599,236
Cumulative mineral interest expenditures		$ 1,263,334	$ 1,247,033

6. SHARE CAPITAL

a) Authorized: Unlimited common shares without par value

Issued		Three Months Ended December 31, 2007 Number of Shares	Three Months Ended December 31, 2007 Amount $	Year Ended September 30, 2007 Number of Shares	Year Ended September 30, 2007 Amount $
Balance, beginning of period		11,828,467	4,534,955	12,224,967	4,080,904
Issued during the period:					
Options exercised		-	-	35,000	17,500
Warrants exercised		-	-	25,000	31,250
Shares	i)	-	-	137,500	192,500
Share units	ii)	-	-	156,000	212,160
Transfer from contributed surplus	iii)	-	-	-	8,141
Cancellation of escrow	b)	-	-	(750,000)	(7,500)
Balance, end of period		11,828,467	4,543,955	11,828,467	4,534,955

6. SHARE CAPITAL – CONT'D

i) On May 30, 2007, the Company completed a non-brokered private placement of 137,500 shares at a price of $1.40 per share.

ii) On August 20, 2007, the Company completed a non-brokered private placement of 156,000 share units at $1.36 per unit. Each unit consists of one common share and one half share purchase warrant. Each full warrant entitles the holder to acquire one additional common share at $1.70 per share up to August 20, 2009. The fair value of the warrant component was estimated using the Black-Scholes Option Pricing Model under the following assumptions: expected life 2 years; volatility 66%; risk free rate of return 3.45%; dividend yield 0%.

iii) The Company records the grant date fair value of stock options as a charge to contributed surplus. These amounts are transferred to share capital on exercise of the underlying stock options of which $8,141 was transferred during the year ended September 30, 2007.

b) Shares in escrow

During the year ended September 30, 2007, 750,000 shares previously held in escrow were returned to the Company's treasury and cancelled. The cancelled escrow shares were originally issued at $0.01 per share. Upon cancellation, the subscribed value of the shares was reallocated as contributed surplus.

As at September 30, 2007, 375,000 shares were held in escrow. As at December 31, 2007, 281,250 shares were held in escrow. The shares are subject to a time release escrow agreement as follows:

Anticipated release dates:	Shares for release	
June 14, 2007	93,750	(released)
December 14, 2007	93,750	(released)
June 14, 2008	93,750	
December 14, 2008	93,750	
	375,000	

6. SHARE CAPITAL –CONT'D

c) Share purchase warrants
The following share purchase warrants are outstanding at December 31, 2007:

	Number of shares	Weighted average exercise price - $ -	Weighted average life remaining (years)
Balance at September 30, 2006	175,000	1.25	1.0
Granted	78,000	1.70	2.0
Expired	(150,000)	1.25	-
Exercised	(25,000)	1.25	-
Balance at September 30, 2007	78,000	1.70	1.89
Granted / expired / exercised	-	-	-
Balance at December 31, 2007	78,000	1.70	1.64

Each share purchase warrant outstanding entitles the holder to purchase one common share at a price of $1.70 until August 20, 2009.

d) Stock options

Under the Company's Incentive Share Option Plan, the Company may grant options to employees, consultants and directors when the number of shares reserved does not exceed 10% of the number of common shares issued and outstanding at the date of grant. The exercise price of the options granted will be no less than the discounted market price of the Company's shares and the maximum term of the options will be 5 years.

The following stock options are vested and exercisable:

	Number of shares	Weighted average exercise price - $ -	Weighted average life remaining (years)
Balance at September 30, 2006	924,994	0.50	3.60
Options forfeited	(2,519)	0.50	-
Exercised	(35,000)	0.50	-
Balance at September 30, 2007	887,475	0.50	2.63
Granted / expired / exercised	-	-	-
Balance at December 31, 2007	887,475	0.50	2.38

Each option outstanding entitles the holder to purchase one common share at an exercise price of $0.50 until May 18, 2010.

7. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a) The Company incurred premises rent in the amount of $3,765 (2006 - $3,620) to a company with common directors. The rent is payable on a month to month tenancy.

b) Sales commissions included in wages, commissions and contract services expense totalling $7,500 (2006 - $7,500) were paid to a director of the Company for product sales.

c) The Company incurred consulting fees in the amount of $12,113 (2006 - $12,113) payable to a company owned by an officer for administrative services.

d) The Company incurred product marketing fees of $nil (2006 – $3,534) payable to a company owned by an officer for new product exploration and marketing services.

e) The Company advanced $8,878 (2006 - $nil) to a company controlled by a director for future overseas product marketing expenses which has been recorded prepaid expenses as at December 31, 2007.

Related party transactions have been recorded at their dollar exchange amount, which Management has determined approximates fair market value.

8. DUE TO RELATED PARTIES

	December 31 2007 $	September 30 2007 $
Due to related parties:		
Officer	(1,222)	(1,222)
Company controlled by a director	-	-
Company controlled by an officer	(6,160)	(7,160)
	(7,382)	(8,382)

The amounts due to and from related parties are unsecured, non-interest bearing and have no specified terms of repayment.

9. CONTRIBUTED SURPLUS

Changes to the contributed surplus account are as follows:

	December 31 2007 $	September 30 2007 $
Balance, beginning of year	214,547	215,188
Escrow shares cancelled (Note 6b)	-	7,500
Fair value of options exercised during year (Note 6a(iii))	-	(8,141)
Balance, end of year	214,547	214,547

10. SEGMENTED INFORMATION

In June of 2005, the Company completed its change of business application with regulatory authorities. The Company continues to sell and market natural alternative health food products for people and animals. The primary business of the Company is in mineral exploration and development.

2007

Operating segments	Mineral Exploration	Health Foods	Corporate & Other	Consolidated
Total revenue	$ -	$ 17,177	$ -	$ 17,177
Segment gross profit	$ -	$ 11,619	$ -	$ 11,619
General and administrative expenses	$ -	$ 20,807	$ 33,650	$ 54,457
Net Profit (Loss)	$ -	$ (9,188)	$ (33,650)	$ (42,838)
Identifiable assets	$ 1,247,033	$ 42,710	$ 237,453	$ 1,527,196

Geographical location	Canada	USA	Total
Customer sales	$ 35,915	$ 28,093	$ 64,008
Identifiable assets	$ 271,929	$ 1,255,267	$ 1,527,196

2006

Operating segments	Mineral Exploration	Health Foods	Corporate & Other	Consolidated
Total revenue	$ -	$ 13,908	$ -	$ 13,908
Segment gross profit	$ -	$ 10,340	$ -	$ 10,340
General and administrative expenses	$ -	$ 20,374	$ 19,333	$ 39,707
Net Profit (Loss)	$ -	$ (10,034)	$ (19,333)	$ (29,367)
Identifiable assets	$ 954,578	$ 33,937	$ 200,764	$ 1,189,279

Geographical location	Canada	USA	Total
Customer sales	$ 43,507	$ 33,304	$ 76,811
Identifiable assets	$ 232,362	$ 956,917	$ 1,189,279

STINA RESOURCES LTD.

Form 51-102F1
Management Discussion & Analysis
for the Year and Quarter Ended
December 31, 2007

Ste 13 – 465 King St. East
Toronto, ON M5A 1L6
Tel (416) 368-2271 / Fax: (416) 368-2635

STINA RESOURCES LTD.

REVIEW OF OPERATIONS FOR THE QUARTER ENDED DECEMBER 31, 2007 AND UP TO THE DATE OF FEBRUARY 26, 2008

THIS REPORT DATED: FEBRUARY 26, 2008

This discussion should be read in conjunction with the Company's annual audited financial statements dated September 30, 2007, and internal financial statements for the quarters ending June 30, 2007, March 31, 2007 and December 31, 2006 which are incorporated by reference to this discussion.

1. NATURE OF BUSINESS:

The Company's primary activity is the exploration of the Bisoni McKay Vanadium Property in northern Nevada. The Company also is engaged in the health food and supplement product industry. The Company's shares are traded on the TSX Venture Exchange.

Mineral Exploration

In 2005 the Company entered into an option agreement with Vanadium International Corp. for 50% of the Bisoni McKay property rights. The Bisoni McKay Vanadium property is located in north central Nevada, just east of Eureka, in Nye County. The company now holds rights to 37 mineral claims on the property.

Exploration in 2005 included 11 reverse circulation holes and 5 diamond drill holes, in addition to related field work and surface sampling, as Phase 1 of a 3 Phase program outlined by JA Mine. At that time JA Mine recalculated the potential for the project to be between 16 and 24 million tons of vanadium pentoxide (V2O5) on the Northern Section of the property alone, with average grades of 0.5 at the lower tonnages and 0.2 at the higher tonnages. Additional potential tonnage has yet to be calculated on southern sections B & C of the property.

In 2007 as part of Phase II outlined by JA Mine at the conclusion of Phase I, the Company drilled an additional 12 reverse circulation holes on Northern Section "A" as 100 foot intervals to RC BMK-04, RC BMK-05 and RC BMK-06, drilled in 2005, directly 100 feet north of core hole DD BMK-05-01 (2005). The result is a grid with 100 foot RC interval drilling that extends 700 feet long by 100 feet wide, and which is currently being evaluated by Maptek PTY of Lakewood, CO for the purposes of developing a resource estimation report under Canadian NI-43-101 guidelines. The Company expects to receive the report in early 2008, in which measured, indicated and inferred resource estimations will be presented for this particular sub-section of Northern Section "A."

Currently, the Company is completing an updated technical report on the Bisoni McKay property, updating the report prepared by JA Mine in 2004 then updated in 2005. This new report is being completed by Ed Ullmer, who was previously employed by JA Mine as a geologist, including on Phase I of the Bisoni McKay project, before JA Mine principle John James passed away in 2006.

In 2006 and 2007 metallurgical testing was conducted at Hazen Research in Golden, CO on samples from 2005 drilling on the Bisoni McKay Northern Section "A." While this test work can only be considered preliminary at this stage and a flowsheet has yet to be established for potential production, very encouraging results were observed. Recovery levels as high as 92% using an acid pug/ leaching method on oxidized material and levels close to 70% using a roast/ leach method on carbonaceous material were observed.

Prior Exploration

Prior exploration, particularly reverse circulation drilling in the 1960's and 1970s was conducted on the property, however the results are too old and incomplete to be considered under Regulations 43-101, for the reporting of mineral reserves prior to the option agreement. Therefore, in November 2004 Vanadium International Co. drilled two reverse circulation holes on the property, and completed extensive surface trench sampling.

Assays from the first reverse circulation hole (drilled in November 2004 by Vanadium International Co.) indicated a grade of 0.33% V2O5 (vanadium pentoxide) from 0 to 60 feet, and 0.27% from 235 to 285 feet.

2005 Exploration by Stina

Reverse Circulation and Core drilling on the property by Stina in 2005 showed very promising mineralization, including the following highlights:

a) 75 feet of 0.95% V2O5 contained within 323 feet of 0.46% V2O5, in DDH-BMK-05-01
b) 132 feet of 0.88% V2O5 contained within 345 feet of 0.53% V2O5 in DDH-BMK - 05-02
c) 116 feet of 0.60 V2O5 contained within 475 feet of V2O5 in DDH-BMK-05-03
d) 300 feet of 0.45% V2O5 in reverse circulation drill hole RC BMK-05-01
e) 120 feet of 0.55% V2O5 and 170 feet of 0.47% V2O5 in RC BMK-05-02
f) 120 feet of 0.55% V2O5 in RC BMK-05-03

RC = Reverse Circulation; DDH = Diamond Drill Hole (core hole); BMK = Bisoni McKay

Assays for vanadium pentoxide (V2O5) from trench sampling were 35 feet of 0.21 per cent over 35 feet for trench 23, 0.24 per cent over 95 feet for trench 24 and 0.18 per cent over 40 feet for trench 25. Also, as previously reported, the company intends to use core drilling to twin Hecla's hole No. BMK18 which averaged 0.47 per cent V2O5 over the full length of 400 feet, and included 90 feet of 0.81 per cent V2O5 from 235 feet to 325 feet.

2007 Exploration by Stina

In 2007, as part of Phase II, the Company drilled an additional 12 reverse circulation holes on Northern Section "A" as 100 foot intervals to RC BMK-04, RC BMK-05 and RC BMK-06, drilled in 2005, directly 100 feet north of core hole DD BMK-05-01 (2005). The result is a grid with 100 foot RC interval drilling that extends 700 feet long by 100 feet wide, and which is currently being evaluated by Maptek PTY of Lakewood, CO for the purposes of developing a resource estimation report under Canadian NI-43-101 guidelines.

Drilling Highlights Included

a) Inclusive section of 240 feet of 0.52% V_2O_5 on hole RC BMK 07-03
b) Inclusive section of 350 feet of 0.47% V_2O_5 on hole RC BMK 07-03
c) Inclusive section of 220 feet of 0.4% V_2O_5 on hole RC BMK 07-04
d) Inclusive section of 85 feet of 0.50% V_2O_5 on hole RC BMK 07-04
e) Inclusive section of 120 feet of 0.47% V_2O_5 on hole RC BMK 07-05
f) Inclusive section of 270 feet of 0.38% V_2O_5 on hole RC BMK 07-06
g) Inclusive section of 95 feet of 0.43% V_2O_5 on hole RC BMK 07-06
h) Inclusive section of 65 feet of 0.54% V_2O_5 on hole RC BMK 07-06
i) Inclusive section of 235 feet of 0.38% V_2O_5 on hole RC BMK 07-07
j) Inclusive section of 255 feet of 0.47% V_2O_5 on hole RC BMK 07-08
k) Inclusive section of 50 feet of 0.57% V_2O_5 on hole RC BMK 07-08
l) Inclusive section of 170 feet of 0.44% V_2O_5 on hole RC BMK 07-09
m) Inclusive section of 95 feet of 0.65% V_2O_5 on hole RC BMK 07-10
n) Inclusive section of 200 feet of 0.57% V_2O_5 on hole RC BMK 07-10
o) Inclusive section of 95 feet of 0.65% V_2O_5 on hole RC BMK 07-11
p) Inclusive section of 135 feet of 0.40% V_2O_5 on hole RC BMK 07-12

Exploration target and future work on the Bisoni McKay Vanadium Property

The objective of Phase II is to attempt to determine inferred and/or indicated reserves of vanadium pentoxide (V2O5) under the guidelines of Canadian Regulation 43-101, specifically on the north end of the property, where Phase I and Phase II drilling showed strong grades and substantial drilling width.

Based on Stina's 2005 drilling results, the historical 6.1 million tons estimation of mineralization was expanded to a 16 to 24 million ton mineralization target extending to 600 feet below surface with grades ranging from 0.5% V2O5 for the lower tonnage to 0.2% V2O5 for the higher tonnage. *(technical report revision March 2006 by JA Mine)*

Disclaimer: There has been insufficient exploration at this time to define a mineral resource on the Bisoni McKay property, and it is uncertain as to whether, or not, further exploration will result in the discovery of a mineral resource on the property.

To complete Phase II, approximately 35 more reverse circulation and 10 diamond drill holes are required on Northern Section "A," in addition to 5 reverse circulation holes on Southern Section "C." Phase II will also include at least two Preliminary Assessments, outlining in greater detail an economic assessment of the property potential. The first is scheduled for the spring of 2008 to assess the potential of the grid drilling on Northern Section "A" conducted in 2007. The second would be conducted at the conclusion of Phase II, assessing the potential of the entire Northern Section "A." Additionally, further metallurgical testing has been planned for in Phase II.

The total budget to complete Phase II is estimated at $1.2M CAD. The Company has incurred $620,477 in exploration expenses, with all costs having been capitalized.

About Vanadium

Vanadium pentoxide (V2O5) is normally quoted in United States currency per pound. On December 31, 2007 the quoted price on the London Metals Exchange was approximately $ 8.50 (U.S.) per pound. A grade of 0.10 per cent V2O5 is equivalent to approximately 2.0 pounds of V2O5 per short ton (2,000 pounds).

Vanadium's principal use is as an alloying element in steel and the addition of small amounts of vanadium to ordinary carbon steel can significantly increase its strength and improve both its toughness and ductility. Such high-strength low-alloy (HSLA) steels are vital for high rise buildings, bridges, pipelines, aerospace technology, golf clubs and automotive/ truck manufacturing. Due to the inherent weight-saving qualities, HSLA steels are also much in demand by the space and defense programs. Today, about half of the world's steel manufacturing uses vanadium. Vanadium treated HSLA steels offer significant savings in processing through lower steel rolling temperatures, minimal heat treatment and increased strength-to-weight ratios. Other important uses of vanadium include its use in titanium alloys for high temperature applications such as aircraft turbine components. Vanadium is also used in the manufacturing of specific pharmaceuticals and is being used in large batteries that are being developed as power storage units where power supply is likely to be interrupted or service is deliberately intermittent.

Natural Health Food Manufacturing and Marketing – Northern Seas Products

The company remains engaged in the alternative natural health food manufacturing and wholesaling business and maintains a product line of natural food supplements marketed in Canada, the United States and internationally under the brand name Northern Seas Products, Sea Horse and Pet Wonder.

The company continues to explore opportunities to develop and market new products in this field based on market trends, ongoing industry research and findings, in addition to various research conducted on natural remedies for arthritic conditions, prostrate problems and other ongoing health problems. Primarily, the company markets on a distributor and wholesale basis to health stores, health facilities, foreign distributors and manufacturers, pet food stores and zoos. Retail sales are made on a lesser scale, including over the internet. The company also produces educational and promotional literature to aid consumers in their use of the products. The company has sales offices in Toronto, ON, Richmond, BC and Blaine, WA, USA.

The company manufactures under the company division, Northern Seas Manufacturing, both in the U.S. and in Canada. Raw materials incorporated in production are subject to regular inspection and testing for purity and against contamination. In addition, only government-licensed facilities are used. Products include shark cartilage capsules and powders, which also may include saw palmetto, glucosamine and chondroitin sulfate, devil's claw and other natural herbal ingredients as additional additives.

Under the Northern Seas brand name, Super Sea Horse, the company produces and markets natural health products for horses, elephants, and other large animals suffering primarily from arthritic joint problems, although the products also assist in preventative health and providing increased energy. Northern Seas also produces a similar canine/ feline product called Pet Wonder, which provides the same natural choice for household dogs and cats that Super Sea Horse does for larger performing animals. The product was a natural choice, a derivative of the company's most popular product of similar content for humans suffering from arthritic problems. Since inception, Pet Wonder has opened a whole new marketplace for Northern Seas, and Pet Wonder has become a staple product of the company.

The overall sales of this company division (Northern Seas Products) to date increased by 24% comparatively to the same period in 2006 (quarter-end), mainly as a result of increased US sales to zoos.

2. OPERATIONS DETAIL AND FINANCIAL CONDITION:

(a) Acquisitions & Dispositions:

(See Exploration, News releases and Material Changes below – section 3)

(b) Selected Financial Information:

This discussion should be read in conjunction with the Company's annual audited financial statements dated September 30, 2007 and internal financial statements for the quarter ending June 2007, March 2007 and December 31, 2006 which are incorporated by reference to this discussion. The company management has discussed the current financial results for the period ending September 30, 2007 with the directors and officers of the company, and amongst themselves respectively.

Summary of Financial Years

The following table sets forth selected audited financial information of Stina resources Ltd. for the last three completed financial years.

	FISCAL YEARS ENDED		
	September 30, 2007	**September 30, 2006**	**September 30, 2005**
Total Revenue	$ 64,008	$ 76,811	$ 89,356
Gross Profit	$ 47,355	$ 56,473	$ 62,272
Operating Expenses	$ 234,937	$ 274,577	$ 474,738
Net Income (Loss)	$ (234,937)	$ (216,088)	$ (409,158)
Loss Per Share	$ (0.02)	$ (0.02)	$ (0.04)
Total Assets	$ 1,447,196	$ 1,189,279	$ 623,513

Summary of Quarterly Results

The following table sets forth selected (unaudited) quarterly financial information for each of the last eight most recently completed quarters:

	QUARTERS ENDED			
	Dec. 31, 2007	**Sept. 30, 2007**	**June 30, 2007**	**Mar. 31, 2007**
Total Revenue	$ 17,177	$ 16,714	$ 16,953	$ 16,433
Gross Profit	$ 11,619	$ 13,481	$ 12,230	$ 11,304
Oper. Expenses	$ 54,457	$ 70,328	$ 48,814	$ 76,088
Gain (Loss)	$ (42,838)	$ (107,107)	$ (34,799)	$ (63,664)
(Loss) Per Share	$ (0.004)	$ (0.009)	$ (0.003)	$ (0.006)
Total Assets	$ 1,457,394	$ 1,447,196	$1,312,291	$ 1,098,621
Total Liabilities	$ 118,744	$ 55,709	$ 54,415	$ 78,964
	QUARTERS ENDED			
	Dec. 31, 2006	**Sept. 30, 2006**	**June 30, 2006 ****	**Mar. 31, 2006**
Total Revenue	$ 13,908	$ 20,180	$ 22,640	$ 16,199
Gross Profit	$ 10,340	$16,047	$ 16,425	$ 11,451
Oper. Expenses	$ 39,707	$ 87,805	$ 34,794	$ 88,764
Gain (Loss)	$ (29,367)	$ (71,758)	$ (18,172)	$ (76,674)
(Loss) Per Share	$ (0.002)	$ (0.006)	$ (0.002)	$ (0.007)
Total Assets	$ 1,152,080	$ 1,189,279	$ 554,571	$ 496,692
Total Liabilities	$ 68,741	$ 76,573	$ 122,108	$ 56,057

** *The quarter ending June 30, 2006* Total liabilities included $52,000 in share subscription advance, payment for purchase warrants in transit.

Expenditure Comparison and Variances – Stina Administration Division:

Increases: $675 In Audit and Legal; $4,416 in Consulting fees, mainly as a result of increased consulting services in controlled measures review and pre-audit consolidation work; $2,998; $6,380 in Travel and Promotion, mainly as a result of PDAC expenditures (2008 trade show) accrued to the first quarter period on an expense basis.

Decreases: $667 in Transfer Agent Fees.

Expenditure Comparison and Variances – Mineral Exploration Division:

During the period Mineral Exploration Division expenditures totaling $16,301 were classified as Mineral Interest in company assets, for a total of $1,263,334 as of December 31, 2007

This total encompasses the following non-exploration expenditures:

Initial Payment to VIC	$60,000
Option Payment to VIC of 625,000 escrow shares	450,000
Additional staking costs not in original budget	26,556
Total	**$536,556**

Comparative mineral property exploration expenditures were incurred as follows:

Bisoni McKay Vanadium Property, Nevada, USA		**Dec 31, 2007**	**Sept 30, 2007**
Acquisition costs:			
Balance, beg. of year		$ 647,797	$ 545,506
Incurred during the period	- Option payment, 625,000 shares	-	-
	-Accrual for option payment	-	90,000
	- Staking and claim costs	248	12,291
Balance, end of year		**648,045**	**647,797**
Exploration expenditures:			
Balance, beg. of year		599,236	409,072
Drilling		-	62,983
Geological consulting		14,170	52,991
Assaying, transportation and field supplies		116	22,790
Metallurgical testing		-	33,461
Permits and bonds		-	10,478
Storage		1,767	7,461
Balance, end of year		**615,289**	**599,236**
Cumulative mineral property interest expenditures		**$ 1,263,334**	**$ 1,247,033**

Total expenditures for the Phase I program were originally estimated at US $224,000 (approximately CAD $278,000), plus approximately US $30,000 (approximately CAD $37,200) for metallurgical testing. A 9% contingency rate had been established in these budgeted expenditures.

Phase I Expenditures:

Additional staking expenditures had exceeded budgetary estimates by $2,656, mainly as a result of recently increased annual fees for the filing of the claims; Engineering, reporting and field work expenditures had exceeded budgetary estimates by $53,961, mainly as a result of additional requirements for engineers on-site and the on-site decision to drill additional diamond drill holes; Exploration drilling expenditures had exceeded budgetary estimates by $26,126, mainly as a result of increased drilling rig costs and the on-site decision to drill additional diamond drill holes, mobilization and fuel charges. Permits & Bonds expenditures had exceeded budgetary estimates by $3,583 mainly as a result of the full transfer of bond from Vanadium International to Stina; Assaying Costs have exceeded budgetary estimates by $2,435, mainly as a result of additional storage requirements at ALS Chemex.

Total Phase I expenditures were $80,721 (29%) over-budget. This budgetary overrun is primarily as a result of decisions made on-site to drill additional diamond core holes, increased drill rig and mobilization costs, and unforeseen requirements for additional engineers on-site, and additional fieldwork.

Additionally, a $90,000 option payment was due to Vanadium International Co. (VIC). On December 20, 2007 the Company received a letter from Vanadium International expressing an extension for this payment until June 30, 2008.

On December 23, 2007 the Company made a partial payment to VIC of $15,000 towards the $90,000 owing.

Phase II Expenditures:

A total of $62,983 has been spent on drilling 12 additional reverse circulation holes on Northern Section A *(see section 3 –Exploration below)*

Additionally $52,991 has been spent on geological consulting, $22,790 on assaying and transport, and $33,461 on metallurgical testing, $10,478 on Permitting and Bonds, 7,461 on Storage Rental during the period.

Phase II is underway and a budget of $1.2M CAD has been estimated as a total cost for this phase.

Expenditure Comparison and Variances – Northern Seas Division:

Expenditure Increases: $674 in Office Expenses

Liquidity and Solvency

The company's liquidity will depend upon its ability to raise financing for the continued development of the Bisoni McKay property in addition to the ability to continue to market Northern Seas products at a profitable markup.

During the period ended December 31, 2007 over the same period in 2007 cash resources decreased by $99,430 mainly as a result of exploration activities during the year. At the period ending December 31, 2007 the Company had a working capital surplus of $27,348 (2006 – $99,814)

Capital Resources

The company's liquidity will depend upon its ability to market Northern Seas' products at the current markup of over 100%, as well as the ability to raise additional financing to meet exploration requirements and working capital obilgations. Two financings were completed during 2007, raising a total of $407,160 in working capital and exploration funds for the Bisoni McKay Property.

With respect to a trend of decreasing product sales over the past few years, the company has been exploring the future of the Northern Seas division. The company intends to continue operation of the Northern Seas Products division in the interim, but to review with company directors and officers, the direction and future of Northern Seas Products with respect to its profitability and economic feasibility.

In respect of the audit committee meeting on March 1, 2007 during which the year-end financial summary was reviewed with the company auditors, management discussed with the directors of the company the need for increased control measures within the company. The Company initiated addressing these issues during the year and discussed possible solutions with its auditors. (See section 5 below)

Summary of Securities

Currently there is no limit to the amount of authorized shares. On September 20, 2007 11,828, 467 common shares were issued and outstanding. 750,000 shares held in escrow by Sidney Mann expired in October 2000 according to the original agreement in 1990. These shares were cancelled on December 8, 2006 at a par value of $0.01 per share.

Issued

		Dec. 30, 2007		Sept 30, 2007	
		Number of Shares	Amount $	Number of Shares	Amount $
Balance, beginning of year		11,828,467	4,534,955	12,224,967	4,080,904
Issued during the year:					
For cash:					
Options exercised		-	-	35,000	17,500
Warrants exercised		-	-	25,000	31,250
Shares	i)	-	-	137,500	192,500
Share units	ii)	-	-	156,000	212,160
Transfer from contributed surplus	iii)	-	-	-	8,141
Cancellation of escrow	b)	-	-	(750,000)	(7,500)
Balance, end of year		11,828,467	4,534,955	11,828,467	4,534,955

i) On May 30, 2007, the Company completed a non-brokered private placement of 137,500 shares at a price of $1.40 per share.

ii) On August 20, 2007, the Company completed a non-brokered private placement of 156,000 share units at $1.36 per unit. Each unit consists of one common share and one half share purchase warrant. Each full warrant entitles the holder to acquire one additional common share at $1.70 per share up to August 20, 2009. The fair value of the warrant component was estimated using the Black-Scholes Option Pricing Model under the following assumptions: expected life 2 years; volatility 66%; risk free rate of return 3.45%; dividend yield 0%.

iii) The Company records the grant date fair value of stock options as a charge to contributed surplus. These amounts are transferred to share capital on exercise of the underlying stock options of which $8,141 was transferred during the year ended September 30, 2007.

Anticipated release dates	Shares for release	
June 14, 2006	62,500	(released)
December 14, 2006	93,750	(released)
June 14, 2007	93,750	(released)
December 14, 2007	93,750	(released)
June 14, 2008	93,750	
December 14, 2007	93,750	
	625,000	

iv) The Company records the grant date fair value of stock options as a charge to contributed surplus. These amounts are transferred to share capital upon exercise of the underlying stock options, of which $8,142 (2006 - $nil) was transferred during the year.

Share purchase warrants outstanding at September 30, 2007:

Number of Warrants	Expiry Date	Price $
78,000	August 20, 2009	1.70

Stock options

Under the Company's Incentive Share Option Plan, the Company may grant options to employees, consultants and directors when the number of shares reserved does not exceed 10% of the issued and outstanding share capital at the date of grant. The exercise price of the options granted will be no less than the discounted market price of the Company's shares and the maximum term of the options will be 5 years.

The following stock options are vested and exercisable:

	Number Shares	Weighted Average Exercise Price	Weighted Average life remaining (years)
Balance at September 30, 2006	924,994	0.50	3.6
Options forfeited	(2,519)	0.50	
Exercised	35,000	0.50	-
Balance at December 31, 2007	887,475	0.50	2.7

Each option entitles the holder to purchase one common share at an exercise price of $0.50 until May 18, 2010

The fair value of the options was estimated using the Black-Scholes option pricing model under the following assumptions: Risk free interest rate 3.45%, volatility 92%, expected life of 5 years, and a 0% dividend yield.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options granted.

c) Related Party Transactions

The Company entered into the following transactions with related parties:

a) The Company incurred premises rent in the amount of $3,765 (2006 - $3,620) to a company with common directors. The rent is payable on a month to month tenancy.

b) Sales commissions included in wages, commissions and contract services expense totalling $7,500 (2006 - $7,500) were paid to a director of the Company for product sales.

c) The Company incurred consulting fees in the amount of $12,113 (2006 - $12,113) payable to a company owned by an officer for administrative services.

d) The Company incurred product marketing fees of Nil (2006 – $3,534) payable to a company owned by an officer for new product development and marketing services.

e) The Company advanced $8,878 (2006 - Nil) to a company controlled by a director for future overseas product marketing expenses which has been recorded as prepaid expenses at September 30, 2007.

Related party transactions have been recorded at their dollar exchange amount, which management has determined approximates fair market value.

d) Due To Related Parties

The amount due to a related party is due to a company controlled by a director. The amount due director is non-interest bearing and has no specified terms of repayment.

	Dec 31 2007	Dec 31 2006
Due to related parties:		
Officer	(1,222)	(1,222)
Company controlled by a director	-	-
Company controlled by an officer	(6,160)	(7,160)
	(7,382)	(8,382)

The amounts due to related parties are non-interest bearing and have no specified terms of repayment.

3. EXPLORATION, NEWS RELEASES & MATERIAL CHANGE REPORTS

On January 27, 2005 the company entered into an option agreement with Vanadium International Corp. (see news release dated January 27, 2005) to acquire 100% of the rights to 19 mining claims covering 392.6 acres, located in Nye county, Nevada, USA.

To earn its interest, the Company is required to make a series of cash payments totaling $250,000, issue 1,250,000 shares to Vanadium, as well as fund $700,000 of exploration activities, as follows:

Due	Cash payments		Common shares		Exploration Work	
Regulatory approval – June 3, 2005	$ 60,000	**(paid)**	-		-	
Within one year of approval	-		-		$ 150,000	**(completed)**
Within two years of approval	$ 90,000	**(extended)**	625,000	**(issued)**	$ 200,000	**(completed)**
Within three years of approval	$ 100,000		625,000		$ 350,000	
	$ 250,000		1,250,000		$ 700,000	

A payment of $15,000 was made on December 23, 2007 against the $90,000 owing to Vanadium International Corp., and an extension letter to June 30, 2008 was signed by both parties for this payment.

The Company also has the right to acquire the remaining 50% interest, subject to a 2.5% NSR, within five years of the agreement by paying US $2,000,000.

<u>Exploration Events During the Prior Period</u>

In September 2005 the Company contracted Kettle Drilling of Coeur d'Alene, Idaho and drilled 1,024 feet of diamond core drilling on the Bisoni McKay property. Included was a fence of three holes on the north end of the property, immediately adjacent to Vanadium International's second reverse circulation hole drilled in 2004, as well as adjacent to Hecla RC holes BMK 17, 18 and 19 respectively, each of which showed strong grades of V_2O_5 at various intervals.
Holes were drilled at angles of 45 degrees, 57.5 degrees and 66 degrees to the northwest.

A second fence of two diamond core holes was drilled on the southern end of the property adjacent to Vanadium International's first reverse circulation hole, and also to Hecla's RC holes BMK 6, 7 and 8 respectively. All four of these RC holes showed reasonable V_2O_5 grade at various intervals. This was the first diamond drilling ever conducted on the property.

Results of this diamond drilling showed very encouraging results from the northern fence, including grads much higher than from any other drilling on the property. (see news release dated October 18, 2005) The results from the southern fence of diamond drilling were less encouraging. The Company encountered technical difficulties in drilling these two holes and eventually had to abandon the second hole of this fence. The angle of the holes was reduced to 35 degrees from the planned 57.5 degrees to attempt to overcome these difficulties. As a result, the Company believes that it may have overshot the zone of mineralization encountered the year before by Vanadium International in its

reverse circulation drilling. At this time the Company released the results of further trench sampling at surface. (see news release dated October 26, 2005)

In November 2005, the Company contracted O'Keefe Drilling of Butte, MT to conduct approximately 3,600 to 4,000 feet of reverse circulation (RC) drilling, stepping out to the north and south of the two diamond drill fences. O"Keefe was the same drilling company contracted by Vanadium International Co to drill two RC holes in November 2004.

10 RC holes were drilled at 45 degrees to the northwest at step out intervals of 210 feet from the two diamond drill fences; 3 holes to the north of the northern fence, 3 to the south of the northern fence, and three holes drilled to the north of the southern diamond drill fence. One RC hole was drilled vertically in Trench ASC50.

Results from the three RC holes stepping out south of the northern diamond drill fence were released on November 29, 2005, and which were very encouraging to the Company. (see news release dated 11/19/05)

On January 11, 2006, the Company announced further drilling results from the northern section of the Bisoni McKay property. (see news release dated January 11, 2006)
These results were from three reverse circulation holes drilled at 210 foot step outs from the diamond drill fence drilled on the northern section in September 2005. Results from these three holes were very encouraging to the Company. The Company has now drilled into the main mineralization zone at the northern end of the claim block over a strike length of approximately 1,300 feet.

On February 8, 2006, the Company announced the completion of Phase I, and that the technical report prepared by JA Mine was being updated. (see news release dated February 8, 2006). At that time the Company also announced the proposed $1.35M USD Phase II for further exploration of the Bisoni McKay property, outlined by JA Mine. Phase II would include further core drilling and reverse circulation drilling totaling over 33,000 feet, metallurgical testing and a scoping study, focusing primarily on the north section of the property, where strong mineralization was encountered in Phase I, and also where mineralization definition was more easily assessed. In this press release the Company also announced the final results of reverse circulation drilling from the Phase I program, from holes drilled south of the northern drilling section, which were received as very acceptable. The Company has initiated plans for financing of this Phase II program.

In March 2006 the Company received an updated Technical report from JA Mine with recommendations to proceed to Phase II of the exploration of the Bisoni McKay vanadium property in Nevada. This report presented the following conclusions and recommendations in summary:

Conclusions

(i) the results of Phase I add substantially to the 2004 exploration results and available historic data and documentation contained in Technical Report 2005, thus confirming that the Bisoni McKay Property is a vanadium prospect of merit on which further exploration and development is warranted, in particular, at Northern Area "A" and Southern Area "C";

(ii) in Northern Area "A", the vanadium mineralization is stratabound and strataform within carbonaceous shale over a strike length exceeding 2,000 ft with much of the former carbonaceous shale oxidized near surface. Overall widths of oxidized and unoxidized zones have not been established but appear to range up to a combined width of 360 ft;

(iii) in Northern Area "A" , the mineralization will probably be up to four times larger than the target of 4.0 and 6.0 million st extending to 150 and 200 ft below the surface, postulated in Technical Report 2005, and over a significantly shorter strike length. The new target can be expressed as 16 million to 24 million st with a grade ranging to 0.5% V_2O_5 for the lower tonnage, and 0.2% V_2O_5 for the higher tonnage, extending to ± 600 ft below surface. The potential quantities and grades within the aforestated range are conceptual in nature since there has been insufficient exploration to define a Mineral Resource, as defined within NI 43-101, on the Bisoni McKay Property;

(iv) in Southern Area "B", the stratabound mineralization intersected in the Woodruff Formation ranged in thickness from 45 to 150 feet along a trend of about 1,100 ft of carbonaccous shale. At the south end of the area at Trench AS50C intersected host rocks have been structurally disrupted in a pattern that has yet to be completely understood;

(v) the existence of a pronounced supergene blanket of vanadium enrichment at and below the redox boundary has not been verified. Most of the vanadium distribution appears to be primary-syngenetic with some minor redistribution/redeposition; and

(vi) the trenches sampled on the area labeled Southern Area "C", indicate the presence of at least 1,200 feet of vanadiferous strata.

<u>Recommendations:</u>

(i) further surface mapping, using the Global Satellite Imagery (GSI) obtained in 2005, as a base. Surface surveying is also recommended to determine extremities of claim boundaries and lay out base and section lines in Northern Area "A" and Southern Area "C".

(ii) drilling 11 core holes and 45 RC holes, totalling 6,530 ft and 24,760 ft, respectively in Northern Area "A".
The combination of core and RC drilling in Northern Area "A" is designed to provide sufficient data for resources to be estimated in compliance with Canadian National Instrument 43-101. The infill drilling within Northern Area "A" will be carried out at approximately 105 ft (± 32 m) centers, over approximately 2,000 ft of strike length, and provide data to ± 600 ft below surface;

(iii) drilling five (5) RC holes at 210 ft centers (± 65 m) as preliminary exploration over 840 ft of strike length in Southern Area "C";

(iv) mineralogical and metallurgical test work on samples collected from core and RC drilling in Phase I. The test work should be carried out on discrete samples from oxidized, transition and fresh rock zones; and

(v) staking

The estimated costs for Phase II are CAD $1.5 million and the duration is expected to be between six and nine months, subject to availability of drilling rigs.

The updated Technical Report was submitted to the TSX Venture Exchange and is also available on the Company website at www.stinaresources.com.

In April 2006 the Company contracted Hazen research of Colorado for the metallurgical and leach testing of vanadium from core and reverse circulation drilling on the Bisoni McKay property in the fall of 2005. (see news release dated April 6, 2006)
Hazen carried out mineralogical characterization to determine the mode of occurrence of vanadium, followed by two sets of tests on samples from three zones: the oxidized zone (mudstone), the transition zone (mudstone to carbonaceous shale) and the unoxidized zone (carbonaceous shale).

The tests comprised of:

(i) direct acid leaching with sulfuric acid, at two grinds and at two temperatures, for a total of 12 experiments; and
(ii) roasting experiments, with at least four roasting conditions for samples from each zone, followed by appropriate leaching, either alkaline or acidic, i.e., a minimum of 12 roasting/leaching experiments.

The tests were designed to define the steps and conditions needed to obtain reasonable vanadium extraction and examine the reagent consumptions in leaching and roasting, and thus develop the first stages of a process flowsheet. The cost of the testing was $US 49,500.

Current Exploration – Phase II

The Company received final test results in January 2007, and a report on recovery of oxidized vanadium pentoxide using an acid pug/ leach recovery method, including some results as high as 95%. Test results on transition and carbonaceous material showed recovery as high as 70% and 75% of vanadium pentoxide using a roast/ leach recovery method. Hazen Research also recommended further metallurgical test work to continue the refinement of these processes, as well as explore other recovery options. (see news release dated February 6, 2007)

In May 2007, the Company contracted O'Keefe Drilling of Boise, ID to conduct reverse circulation (RC) drilling on Northern Section "A" of the Bisoni McKay property, with respect to target drill sites outlined in the technical report by JA Mine, revised in November 2006. A total of 12 RC holes were drilled according to schedule, for a total of 5,130 feet. (see news release dated May 23, 2007)

This drilling campaign was comprised of step-out holes at 100 foot intervals directly north for 700 feet along strike length from core hole fence DDH-05-1/2/3. Additionally, drilling was conducted parallel to the immediate west by 100 feet and north by 700 feet. The result of this campaign is a section approximately 700 feet long by 100 feet wide, with 100 foot intervals, immediately to the north of core hole fence DDH-05 and inclusive of RC holes BMK-05-04, BMK-05-05 and BMK-05-06 drilled by the Company in 2005. (see map below)


NORTHERN SECTION "A"
BISONI MCKAY PROPERTY
New RC in-fill holes
RC BMK 05-06
RC BMK 05-05
RC BMK 05-04
RC-04-02
DDH BMK 05-01
N
Previous Holes
New RC Holes

Drilling Results

Results of the twelve holes have been summarized in Table 1 below. The results of Hole N[os] RC BMK 07-01 through RC BMK 07-12 show values for vanadium (V), vanadium pentoxide (V_2O_5) and contained V_2O_5 in pounds per short ton (lb/st).

(See news release dated June 20/07)

Table 1						
Description	**Interval (feet)**			**V**	**V_2O_5**	**V_2O_5**
	From	**To**	**Length**	(%)	(%)	(lbs/st)
Hole N°. RC BMK 07-01 – declined 45°, azimuth N288°, length 220 feet.						
Siltstone, fine-grain, oxidized.	0	5	5	.165	.259	5.89
Siltstone, med. grain, oxidized	**5**	**140**	**135**	**.196**	**.351**	**7.02**
Siltstone/Sandstone	135	220	80	.021	.038	0.78
Total hole			220	.132	.236	4.71
Hole N°. RC BMK 07-02 – declined 45°, azimuth N288°, length 320 feet.						
Siltstone, oxidized	0	45	45	.149	.266	5.33
Siltstone/Carbonaceous Shale	**45**	**245**	**200**	**.188**	**.336**	**6.72**
Carbonaceous shale	245	320	75	.054	.097	1.93
Total hole			320	.149	.270	5.40

Hole N° RC BMK 07-03 – declined 45°, azimuth 288°, length 450 feet.						
Siltstone, gray-tan, oxidized	0	35	35	.111	.197	3.95
Siltstone/Carbonaceous Shale	**35**	**385**	**350**	**.262**	**.468**	**9.36**
Including Carb. Shale	**55**	**295**	**240**	**.288**	**.515**	**10.29**
Carbonaceous Shale	385	450	65	.177	.315	6.31
Total hole			450	.238	.425	8.50
Hole N° RC BMK 07-04 – declined 45°, azimuth N288°, length 400 feet.						
Silstone, tan-gray, fine-grain, oxidized.	0	135	135	.045	.080	1.61
Siltstone/Shale, white-gray-black, silicified,	**135**	**355**	**220**	**.222**	**.396**	**7.91**
Including Carb. shale	**270**	**355**	**85**	**.269**	**.497**	**9.59**
Shale, carbonaceous, pytitic.	355	400	45	.123	.220	4.39
Total hole			400	.151	.269	5.39
Hole N° RC BMK 07-05 – declined 65°, azimuth N288°, length 320 feet.						
Siltstone,tan, oxidized	0	55	55	.103	.184	3.67
Siltstone, tan-gray, oxidixed	55	225	170	.243	.435	8.69
Including Siltstone, finegrain	**105**	**225**	**120**	**.262**	**.468**	**9.36**
Carbonaceous shale	225	320	65	.089	.159	3.19
Total hole			320	.174	.310	6.19
Hole N° RC BMK 07-06 – declined 90°, azimuth N288 °, length 625 feet.						
Siltstone/Sandstone, oxidized	0	195	195	.041	.073	1.47
Carbonaceous shale	**195**	**465**	**270**	**.211**	**.380**	**7.52**
Including	**260**	**355**	**95**	**.239**	**.430**	**8.52**
Including	**395**	**460**	**65**	**.304**	**.540**	**10.86**
Carbonaceous shale	465	625	160	.063	.119	2.24
Total hole			625	.121	.216	4.32

Hole N° RC BMK 07-07 – declined 90°, azimuth N288°, length 645 feet.						
Siltstone, yellow-gray, oxidized	0	145	145	.030	.053	1.06
Siltstone/Carbonaceous Shale	**145**	**380**	**235**	**.214**	**.382**	**7.63**
Including	**240**	**280**	**40**	**.251**	**.447**	**8.95**
Including	**325**	**380**	**55**	**.265**	**.474**	**9.48**
Carbonaceous shale	380	645	265	.028	.050	1.01
Total hole			645	.096	.172	3.43
Hole N° RC BMK 07-08 – declined 45°, azimuth N288°, length 400 feet.						
Siltstone, fine-grain, oxidized	0	110	110	.072	.129	2.58
Siltstone/Carbonaceous shale	**110**	**365**	**255**	**.263**	**.470**	**9.39**
Including, silstone	**125**	**175**	**50**	**.320**	**.572**	**11.44**
Including, carb. shale	**245**	**355**	**110**	**.283**	**.505**	**10.10**
Carbonaceous shale	365	400	35	.081	.145	2.90
Total hole			400	.195	.348	6.95

Hole N°. RC BMK 07-09 – declined 45°, azimuth N288°, length 480 feet.						
Siltstone, med. grain, oxidized	0	160	160	.083	.149	2.98
Silstone/Carbonaceous shale	**160**	**330**	**170**	**.437**	**.437**	**8.74**
Including	**205**	**330**	**95**	**.455**	**.455**	**9.09**
Carbonaceous Shale	330	480	150	.055	.099	1.98
Total hole			480	.132	.235	4.71
Hole N°. RC BMK 07-10 – declined 45°, azimuth N288°, length 300 feet.						
Siltstone, tan, oxidized	0	100	100	.094	.168	3.35
Silstone/Carbonaceous shale	**100**	**300**	**200**	**.318**	**.567**	**11.34**
Including	**200**	**295**	**95**	**.362**	**.647**	**12.93**
Total hole	**295**	**300**	**300**	**.243**	**.434**	**8.68**
Hole N°. RC BMK 07-11 – declined 65°, azimuth N288°, length 480 feet						
Siltstone, tan, oxidized	0	130	130	.043	0.077	1.54
Siltstone/Carb. shale	**130**	**345**	**215**	**.266**	**.475**	**9.51**
Including	**170**	**240**	**70**	**.358**	**.639**	**12.77**
Carbonaceous shale	345	480	135	.149	.265	5.31
Total Hole			480	.173	.308	6.17
Hole N°. RC BMK 07-12 – declined 45°, azimuth N288°, length 300 feet.						
Siltstone, tan, oxidized	0	5	5	.129	.230	4.61
Siltstone, tan, fine grain, oxidized	**5**	**210**	**205**	**.207**	**.370**	**7.40**
Including	**70**	**100**	**30**	**.291**	**.519**	**10.37**
Including	**175**	**210**	**135**	**.258**	**.402**	**8.05**
Carbonaceous shale	210	300	90	.034	.061	1.22
Total hole		300		.028	.050	1.00

<u>Exploration Events During the Quarter Period</u>

During the quarter period the Company contracted Edward Ullmer, P. Geo, to produce an updated geological technical report based on the report presented to Stina by JA Mine in 2005, and updated in 2006. The report will include exploration developments since that time, as well as updated recommendations. The report will also include a resource estimate on a sub-section of Northern Section "A" which extends 700 feet long by 100 feet wide, directly north of BMK DDH – 2005, and with 100 foot interval RC drilling. The Company contracted Maptek Co. of Lakewood, CO to conduct the resource estimate.

The updated geological technical report is expected in February 2008, at which time the company will also issue a news release.

The Company regretfully announces that engineer John James of JA Mine Co. passed away in August of 2007. John had significant impact in the development of the Bisoni McKay property and will be dearly missed. Geologist Ed Ullmer, who worked under John James, including on the Bisoni McKay property in 2006, has replaced him as the company "qualified person" and has assumed the role as geological consultant at this time.

The Company is currently arranging further financing for completion of Phase II on the Bisoni McKay property, as well as for working capital.

During the period, director Robert Cuffney resigned from the board. A replacement has not yet been announced and the Company thanks Mr. Cuffney for his involvement with Stina.

4. SUBSEQUENT EVENTS

The Company expects to receive a finalized geological technical report from Ed Ullmer, P. Geo in late February 2008, which will update all geological aspects of the property. This report has adjusted the total costs of completing Phase II on the Bisoni McKay vanadium property downwards from CAD $1.5M to $CAD 1.2M, mainly as a result of foreign exchange changes between the Canadian and US dollar. Additionally, this report will include a resources estimate, the first ever conducted on the Bisoni McKay property, and which was conducted by Maptek of Lakewood, CO. A news release will accompany the release of this report.

Following is a summary map of all drilling to date on the Bisoni McKay property.


Claim Boundary
Cottonwood Creek
Area A
North half Drill Holes
Northern Section A
Phase I - Core and RC Drilling Programs - 2004,2005
Phase II - Additional Core and RC Drilling Programs - 2007.
Area A
South half Drill Holes
Exploration between Areas A & B
LEGEND
Trench
StinaDrill hole 2004,05
Stina Drill hole 2007
Hecla BMK Drill Hole
Road/Track
Creek
Fault
N
500 250 0 500 1000
SCALE IN FEET
Southern Section B
Phase I - Core and RC Drilling Programs
Willow Creek
Exploration between Areas B & C
Southern Section C
Phase I - Trenches Sampled
Phase II - Core and RC Drilling Programs Proposed
Claim Boundary

FIGURE 1
Stina Resources Ltd.
Bisoni McKay Vanadium Property
Nye County, Nevada
PLAN SHOWING EXPLORATION AREAS

The Company is exploring other new exploration opportunities, most notably the examination of several gold property opportunities.

The Company will exhibit at the PDAC (Prospectors and Developers Association of Canada) Trade Show in Toronto in March 2008 at booth 3306. The PDAC is considered the largest mining trade show in the world.

The Company is also now in preliminary discussions with Vanadium International Corp. with respect to exercising the option on the remaining 50% of the Bisnoni McKay Property.

As of the date of this report, no other third party agreements have been entered into by the Company.

5. OTHER

Controls over disclosure and financial reporting

Under multi-lateral instrument 52-109 management is now required to certify that they have caused the company to design suitable controls over external disclosure and financial reporting. Management must also undertake reviews of the effectiveness of such controls and discuss areas of significant weakness and the associated risks as well as their plans to address them.

The company has not had sufficient financial resources to maintain dedicated internal financial reporting and qualified professional accounting personnel. Accordingly, financial reporting controls and internal transaction controls are designed and provided primarily by management with limited involvement from external consultants and professionals. This approach has been determined by management to be the most cost effective to date. However, controls may not be as strong as other entities with access to greater resources.

Management and the audit committee have identified areas that need to be improved as the company expands its scope of operations and strives to meet current market and regulatory expectations relating to the effectiveness of controls.

Identified areas of control weaknesses to be addressed include:

- Payment authorization and signing authorities
- Timely bookkeeping and account classifications and reconciliations
- Supplementing ongoing expertise in GAAP and disclosure requirements
- Segregation of duties
- Management override of controls
- Governance processes and clarification of duties.

When control weaknesses are identified there is increased risk of release of inappropriate disclosures. There is also increased risk of misstatement in financial reporting through errors, omissions or fraudulent activity that could occur and go undetected. Management and the directors of the company have started addressing the need for increased control measures. Included in these steps were the following:

1. Regular periodic review of all cash transactions by an audit committee director with management, with required written approval.
2. Required written approval for non-routine large transactions by an audit committee director.

3. Engagement of an independent third party accountant to review interim quarterly statements with Company management, check for bookkeeping and classification errors, and proper disclosure.

The Company intends to direct additional resources to improving the identified deficiencies and overall control environment and governance processes within the company.

STINA RESOURCES LTD. CORPORATE INFORMATION

Head Office
Ste 13 – 465 King Street East
Toronto, ON M5A 1L6
Contact: Edward Gresko
Tel: (416) 368-2271 Fax: (416) 368-2635
E-Mail: info@stinaresources.com
Websites: **www.stinaresources.com**
www.northern-seas.com
www.petwonder.com

Directors and Officers
Edward Gresko, President/Director
Sidney Mann, Treasurer/Director
George Weinstein, Director
Jim Wall, Secretary/ Controller
Zigurts Strauts, Consultant

Registrar and Transfer Agent
Pacific Corporate Trust Company
510 Burrard Street
Vancouver, BC V6C 3B9

Solicitors
Fang & Associates
Ste 1925 - 700 W. Georgia St.
Vancouver, B.C. V7Y 1A1

Auditors
Dale, Matheson, Carr-Hilton, Labonte, CA's
#1700 – 1140 W. Pender Street
Vancouver, B.C.V6E 4G1

Listing
TSX Venture Exchange
Symbol: SQA
12g3-2(b): 82-2062

This management discussion may contain forward looking statements based on assumptions and judgments of management regarding events or results that may prove to be inaccurate as a result of exploration or other risk factors beyond its control. Actual results may differ materially form the expected results.

END